EXHIBIT 99.1

Brookfield Corporation Announces Pricing of $750 Million Notes Offering

BROOKFIELD, NEWS, Feb. 26, 2024 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced the pricing of a public offering of $750 million principal amount of senior notes due 2054 (the “notes”), which will bear interest at a rate of 5.968% per annum.

The notes will be issued by Brookfield Finance Inc., an indirect 100% owned subsidiary of Brookfield, and will be fully and unconditionally guaranteed by Brookfield. The net proceeds from the sale of the notes will be used for general corporate purposes. The offering is expected to close on or about March 4, 2024, subject to the satisfaction of customary closing conditions.

The notes are being offered under Brookfield and the issuer’s existing base shelf prospectus filed in the United States and Canada. In the United States, the notes are being offered pursuant to an effective registration statement filed by Brookfield and the issuer with the U.S. Securities and Exchange Commission on September 2, 2022 and amended on September 16, 2022. The offering is being made only by means of a prospectus supplement relating to the offering of the notes. You may obtain these documents for free on EDGAR at www.sec.gov/edgar or on SEDAR+ at www.sedarplus.ca. Before you invest, you should read these documents and other public filings by Brookfield for more complete information about Brookfield and this offering.

Alternatively, copies can be obtained from:

Wells Fargo Securities, LLC 608 2nd Avenue South, Suite 1000 Minneapolis, MN 55402 Attn: WFS Customer Service Telephone: 1-800-645-3751 Email: wfscustomerservice@wellsfargo.com	SMBC Nikko Securities America, Inc. 277 Park Avenue New York, NY 10172 Attn: Debt Capital Markets Telephone: 1-888-868-6856 Email: prospectus@smbcnikko-si.com

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes described herein, nor shall there be any sale of these notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The notes being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the base shelf prospectus or the prospectus supplement.

About Brookfield Corporation

Brookfield Corporation is a premier global wealth manager for institutions and individuals around the world. With one of the largest pools of discretionary capital globally, we invest in real assets that form the backbone of the global economy to deliver attractive risk-adjusted returns to our stakeholders. We do this three ways: directly with our $150 billion of capital, through Brookfield Asset Management, one of the leading global alternative asset managers with over $900 billion of assets under management, and through our Insurance Solutions business which today has $60 billion of assets. Over the long term, we are focused on delivering 15%+ annualized returns to our shareholders. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please contact:

Communications & Media	Investor Relations
Kerrie McHugh	Linda Northwood
Tel: (212) 618-3469	Tel: (416) 359-8647
Email: kerrie.mchugh@brookfield.com	Email: linda.northwood@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the offering, the use of proceeds from the offering and the expected closing date of the offering.

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, certain factors, risks and uncertainties, which are described from time to time in our documents filed with the securities regulators in Canada and the United States, not presently known to Brookfield, or that Brookfield currently believes are not material, could cause actual results to differ materially from those contemplated or implied by forward-looking statements.

Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.